EWRX Internet Systems Inc.
4950 Yonge Street, Suite 910
Toronto, Ontario, CANADA M2N 6K1

November 19, 2007

Barbara C. Jacobs, Assistant Director
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	EWRX Internet Systems Inc.
Amended Registration Statement on Form 10-SB
Filed August 22, 2007
File No. 0-17963

Dear Ms. Jacobs:

We are in receipt of your comment letter dated September 27, 2007 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by staff. For convenience, the matter is listed below, followed by the Company’s response.

Form 10-SB
General

1.

We note that you have stated that you are currently delinquent in filing your Exchange Act reports. We concur with this statement in that your Form 10-QSB for the three months ended June 30, 2007 should have been filed by the later of August 14, 2007, or August 24, 2007 since the Form 10-SB went effective on July 10, 2007. Please see Rule 13a-13(a) of the Securities Exchange Act of 1934 in this regard. Please also be aware that this amendment, filed on August 22, 2007 should have contained the financial statements and related information for the three month period ended March 31, 2007. Please advise us within 10 business days when you will become current.

ANSWER: The first, second, and third quarter financial statements have been completed and are being filed herewith.

We also note that there are several items of disclosure throughout the amendment that require updating. See, for example, the discussion of the 2005 audit on page 9, the discussion under “(a) Common Stock or Preferred Stock” on page 11, and “Item 8. Description of Securities” on page 12.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 19, 2007

ANSWER:

Page 9. Audit;
It was the intent of this dialogue to explain the reason why Financial Statements for these years were not presented prior to the current time. The financial records for the current fiscal quarters of year 2007 have been included in the amended filing.

Page 11, (a) Common Stock or Preferred Stock;
The Company has not applied for authorization to issue additional Common Stock and has issued all the authorized capital with the exception of the Preferred Stock. The Preferred Shares that are authorized have not been issued. The Company may decide to increase the amount of authorized shares of Common Stock in the near future.

Page 12, Item 8. Description of Securities;
The Company has not issued any Preferred Shares and has no plans to do so in the immediate future.

Part I
Item 1. Description of Business, page 4

Revise this section to furnish all information required by Item 101 of Regulation S-B, including but not limited to a clear and understandable step-by-step description of the transactions that have created the current company and its management, the Section 12(j) revocation action taken by the Commission, EWRX’s plans regarding possible acquisitions or mergers, a realistic description of the product that you are attempting to develop to a commercial stage, and the estimated costs to achieve that stage. In this revision, please ensure that your section captions comply with those specified in Form 10-SB.

ANSWER: Part I of Amendment No. 2 to Form 10-SB has been significantly modified to address the comments of this letter and to comply with the captions of the Form 10-SB.

In the above discussion, independently support the claims that you did not receive correspondence from Commission staff regarding EWRX’s delinquent status.

ANSWER: We did not receive correspondence from the Commission regarding EWRX‘s delinquent status. The Company was prepared to file its financial reports with the SEC but the Company learned of iMusic’s attempt to take over the Company which delayed the Company’s filing. In addition, on July 26, 2006, the Company was awaiting a response from the SEC Enforcement Division to our notice that iMusic was attempting a takeover of the Company.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 19, 2007

We reported the iMusic incident to SEC Enforcement Division in May 2006 and asked whether we should wait for SEC to investigate iMusic first or submit the filing first as the company’s name, symbol, directors and officers had already fraudulently been changed to iMusic. At this point, we were not listed as company officers and board directors on record in Nevada to represent EWRX. As we considered this a serious fraud incident, we felt we should wait for the instructions from SEC before proceeding with our filing. The delinquent notice was not received by the Company or any officer or director.

2.

Please also disclose the reason for management proceeding with its efforts to register EWRX under the Exchange Act, thereby incurring substantial costs that may be beyond the financial abilities of EWRX to meet. In this discussion, include your best estimate of the cost of compliance with the reporting obligations and disclose how management intends to meet that cost.

ANSWER: This discussion has been included in Amendment No. 2 to Form 10-SB.

The Management and Board of Directors of EWRX desire to register EWRX under the Exchange Act because it hopes to attract certain business enterprises that its principle shareholder had access too. This effort has been interrupted and delayed due to the circumstances that the Company has found itself in over the past year or 18 months.

The cost of maintaining a reporting issuer is of course substantial. These costs have been supported by the principles up to the current time. Management has determined that it will continue to do so until such time as the Company is in a position to carry that responsibility through sales of its products and services or funding from investment. It is estimated that these costs will be in the aggregate of $ 35,000.00 to $ 50,000.00 per annum.

3.

If you wish to include risk factors, please include them under a separate caption following the Description of Business section. In this regard, we note that a few paragraphs in your business discussion appear to relate to potential risks of the company. Consider outlining all material risks (e.g., no revenue and minimal assets, current shell company status) under a separate section.

ANSWER: We have included a separate section for Risk Factors under Part I, Item I of Amendment No. 2 to Form 10-SB.

Need for any Governmental Approval of Principal Products or Services, page 7

4.

We note that the disclosure in this section as well as that in the following section addresses EWRX’s securities and the various federal regulations affecting them. It does not, therefore, reflect any governmental regulation of the company’s products or services. Please revise.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 19, 2007

ANSWER: We have now addressed this issue in Part I, Item 1(b)(8) of Amendment No. 2 to Form 10-SB. The following is our response.

The Company is not aware of any Government regulation that would affect its ability to operate in this business sector. The product carries no risk to the public and has no environmental consequences. Management does not therefore anticipate any interference with its activities from this standpoint.

Item 5. Directors and Officers, page 10

5.

Please revise the table to include only the current directors and officers of EWRX as required by Item 401(a) of Regulation S-B and include each person’s experience over the past five years as required by Item 401(a)(4) of Regulation S-B

ANSWER: The tables have been revised throughout the Form 10-SB. In addition, we have included bios for each of the officers and directors over the past five (5) years.

Executive Compensation, page 11

6.	Please disclose EWRX’s plans, if any, for the future compensation of officers and directors.

ANSWER: A discussion of the future compensation of officers and directors has been included in Part I, Item 6 of Amendment No. 2 to Form 10-SB.

It is the intention of the Company to compensate its Officers and Directors for their services to the Company. The Company anticipates that it will be in a position to offer its officers a salary and benefits package after the end of the first quarter of 2008. The Directors will be offered a package based upon the number of meetings attended and compensation for past contributions. The dollar amounts of these packages have not been determined at this time however, an outside third party will be consulted for a professional opinion on the matter.

Item 7. Certain Relationships and Transactions, page 11

7.

We are unable to locate the exhibit that contains the revision to Mr. Liming Wang’s loan agreement with EWRX. Your Exhibits Index lists exhibit 9 as “Notice to iMusic International, Inc. regarding the misrepresenting.”

ANSWER: The Exhibit list has been amended to accurately reflect all required exhibits and correctly label each Exhibit in accordance with the instruction of Form 10-SB and the Exhibit Table listed on the Federal Register.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 19, 2007

Part II

Item 1. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 12

8.

We note that you have shown high and low figures for the periods during which EWRX’s common stock was traded but you do not state whether these were bids of actual prices. If true, state that they were bids and show the source of the high and low bid information. If over-the-counter market quotations are provided, also state that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. If there was any trading in 2007, include the required high and low bids for the first three quarters of 2007. In this regard, please see Item 201(a)(1)(ii) of Regulation S-B.

ANSWER: This issue has been addressed in Amendment No. 2 to the Form 10-SB.

The figures listed are inter-dealer prices, without retail mark-up or mark-down or commissions paid and were obtained from the OTC quotations board. There was no active trading in the Company’s shares during this period.

Item 4. Recent Sales of Unregistered Securities, page 13

9.

Please see Item 701 of Regulation S-B and include disclosure of each sale or issuance of securities not registered under the Securities Act of 1933. Such disclosure should include all material information regarding the sale or issuance of securities, including the exemption from registration claimed and the facts that made the exemption available.

ANSWER: These disclosures have been made in Amendment No. 2 to Form 10-SB.

The following are issuances of securities not registered under the Securities Act of 1933:

1)	40,000,000 shares of common stock issued to Navitex Canada, Inc. in April 2003 to settle US$40,000.00; and

2)	33,837,733 issued to Navitex Canada, Inc. in March 2004 to settle US $20,000.00.

Part F/S

10.

Please note that Item 310(a) of Regulation S-B requires that a registrant include in its audited financial statements only the latest year’s balance sheet and the latest and the one previous year’s income statement, cash flows, and changes in shareholders’ equity. You have included all of the above information for the past five fiscal years ended December 31, 2002 through December 31, 2006. Please also note that your amendment did not include the required unaudited financial statements for the three months ended March 31, 2007.

Jessica Q. Wang
EWRX Internet Systems, Inc.
November 19, 2007

ANSWER: The financial statements included in Amendment No. 2 to Form 10-SB have been substantially modified to include only required audited and unaudited financial statements.

The unaudited Financial Statements for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007 have been completed and will be filed and included in the amendment. In addition, we removed any financial statements prior to 2005.

Part III
Exhibit Index

11.	We note that the Website Link included in Exhibit 14 is nonfunctional and that www.ewrx.com is a website for Subaru WRX STI automobiles hosted by godaddy.com. Please revise or advise as applicable.

ANSWER: EWRX does not have a web site at this time and this link is incorrectly included. The Exhibit List included in Part III of the Amendment No. 2 to Form 10-SB has been significantly modified.

In connection with responding to these comments, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EWRX Internet Systems, Inc.

By:	/s/ Jessica Q. Wang
Jessica Q. Wang
President and Chief Executive Officer